Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Announces Third Quarter 2008 Results

     <<
     Toronto Stock Exchange
     Trading symbol - CRJ
     5M5 AMEX - CGR
     >>

     SASKATOON, Nov. 7 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR) today released its Third Quarter 2008 financial results.

     Summary:

     The Company recorded a third quarter net loss of $1.7 million, or $0.02 per share, relatively unchanged from the comparable period of 2007. For the first nine months of 2008, the Company recorded a net loss of $2.1 million, or
$0.02 per share, a notable improvement over the nine month net loss of $5.2 million, or $0.06 per share, in 2007.
     Claude Resources reports cash flow from mining operations of $1.6 million, or $0.02 per share, for the third quarter 2008, slightly ahead of
$1.5 million, or $0.02 per share, recorded in the third quarter of 2007. For the year to date, cash flow from mining operations was $5.1 million, or $0.05 per share, compared to $2.3 million, or $0.03 per share, for the same period in 2007.
     Working capital at September 30, 2008 was $13.2 million, substantially higher than the $7.5 million of working capital as at September 30, 2007.
     Neil McMillan, Claude Resources Inc.'s President and CEO, stated that
"Our Company continues to make steady progress in generating improved results at the Seabee mining operation, resulting in increased cash flow from mining activities. We expect this trend to continue for the foreseeable future. We have a strong balance sheet, an exciting exploration project in Red Lake and improving operating results. These strengths will continue to serve us well in this volatile market."

     <<
     Financial Highlights:

                                    Three       Three        Nine        Nine
                                   Months      Months      Months      Months
                                    Ended       Ended       Ended       Ended
                                 Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                                     2008        2007        2008        2007

     Gold Revenue ($ millions)       10.9         8.2        28.9        18.9
     Cash Flow from Mining
      Operations/$ Millions           1.6         1.5         5.1         2.3
     Net Loss ($ millions)           (1.7)       (1.8)       (2.1)       (5.2)
     Net Loss per share ($)         (0.02)      (0.02)      (0.02)      (0.06)
     Average realized gold
      price (CDN $/ounce /
      US $/ounce)                 888/853     720/689     907/890     726/657
     Total cash operating
      costs (CDN $/ounce /
      US $/ounce)                 757/727     591/566     747/733     640/579
     Working capital
      ($ millions)                   13.2         7.5        13.2         7.5
     >>

     On November 4, 2008, Claude Resources announced that it had entered into an Agreement with a private Canadian corporation to sell the majority of its oil and natural gas assets. This initiative, as set out in the Company's strategic plan, enables it to focus all of its attention on core assets -
namely, the Seabee mining operation and the Madsen exploration project.

     Exploration Highlights:

     Claude Resources Inc. continued its aggressive exploration program at its
Madsen project at Red Lake, Ontario during the third quarter. Surface drilling with two rigs focused on the definition and expansion of the high grade discovery at the Fork Zone target as well as initial drill testing of the
Russett Shoots and Hasaga Shoots target areas. Historic data capture, verification and compilation continued, with SRK Consulting Ltd. from Toronto initiating a resource estimate and technical report for the Madsen property.
Dewatering and rehabilitation of the Madsen shaft continued with underground drilling of the high-grade 8 zone scheduled to begin during the fourth quarter.

     Production Highlights:

     During the third quarter, Claude Resources produced 11,962 ounces of gold to bring year to date production to 31,915 ounces. During the first nine months of 2007 Claude Resources produced a total of 32,157 ounces of gold. The
Company expects that production will remain in line with earlier forecasts.

     Detailed Financial Information:

     A full copy of Claude's Management's Discussion and Analysis for the
first nine months of 2008 as well as Financial Statements and Notes
(unaudited) are contained on SEDAR (www.sedar.com) as well as on the Claude
Resources' website at www.clauderesources.com.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 830,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; or Rick Johnson, CA, Chief Financial Officer, (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:45e 07-NOV-08